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Exhibit 99.5

Notification of Directors' Interests pursuant to Companies Act 1985 Section 324 (2) and Section 329.

        Gareth Davis, Robert Dyrbus, David Cresswell, Bruce Davidson and Frank Rogerson (together, "the Directors").

        Imperial Tobacco Group PLC was today advised that the Trustees of the Company's Employee and Executive Benefit Trust transferred ordinary shares of 10p each in the Company as detailed below and the Directors being potential beneficiaries under the Trust are deemed to have disposed of a non-beneficial interest in such shares.

Date Transferred	Number Transferred
29 January 2004	139,094

        The above transfer was the result of the Trust transferring ordinary shares of 10p each in the Company to five participant Directors in the Company's Share Matching Scheme following the vesting of awards.

        These shares were previously shown as contingent rights for each Director.

Name	Number of shares transferred
Mr Gareth Davis	56,802
Mr Robert Dyrbus	33,377
Mr David Cresswell	16,577
Mr Bruce Davidson	14,497
Dr Frank Rogerson	17,841

        In addition the Trustee also advised the Company that the following Directors transferred shares from their existing holdings in order to participate in the Company's Share Matching Scheme. The shares will be matched with free ordinary shares of 10 pence each over a three-year period up to a maximum ratio of one to one, subject to the Group achieving an average of three per cent real increase in earnings per share per annum over the three-year retention period. There will be no opportunity to retest if this performance criterion is not met.

Name	Date of transfer	Number of shares transferred	Number of Additional Shares conditionally allocated	Resultant aggregate Companies Act interests
Mr Gareth Davis	29 January 2004	36,761	36,761	657,625
Mr Robert Dyrbus	29 January 2004	23,282	23,282	431,983
Mr David Cresswell	29 January 2004	13,262	13,262	182,355
Mr Bruce Davidson	29 January 2004	14,811	14,811	251,800
Dr Frank Rogerson	29 January 2004	13,692	13,692	179,329

        As a result of the above, the Employee and Executive Benefit Trust now holds a total of 499,234 ordinary shares of 10p each in the Company.

C Deft
Assistant Company Secretary

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  Exhibit 99.5